Mail Stop 4561

August 24, 2006

Blair Koblenz
Executive Vice President and Chief Financial Officer
Cole Credit Property Trust, Inc.
2555 East Camelback Road, Suite 400
Phoenix, AZ 85016

> **Re: Cole Credit Property Trust, Inc.**
> **Amendment No. 1 to Form 10-SB, Filed August 2, 2006**
> **File No. 0-51962**

Dear Mr. Koblenz:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

Part I

Item 1. Description of Business, page 3

1.   We note your response to our prior comment number 6. Please explain what you mean when you say that the loan proceeds of $85.8 million are "net of principal payments on short-term borrowings."

Investment Objectives and Policies, Page 4

2.   Please clarify in the first paragraph on page 5, if true, that your policy does not limit the percentage of your assets that may consist of properties rented to non-investment grade tenants.

Concentration of Credit Risk, page 10

3.   In light of your disclosure on page 4 that only 30% of all scheduled lease payments as of April 27, 2006 are projected to be derived from "investment grade" tenants, please provide more detail here to explain how you determined that the remaining 70% were "creditworthy" tenants.

Management's Discussion and Analysis or Plan of Operation, page 16

4.   We note your new disclosure on page 16 in response to our prior comment number 32. Since it appears that your primary risk exposure relates to tenant creditworthiness and lease expirations, please briefly address possible trends in these factors here and explain how management intends to address them.

5.   Refer to the final paragraph on page 18. Please tell us how the discussion of "income capitalization rate" helps explain the increase in revenue described in this paragraph. In addition, please provide the disclosure required by Item 10(h) of Regulation S-B in relation to income capitalization or tell us why you do not believe that such disclosure is required.

6.   We note new disclosure in the third paragraph on page 19 and the fourth paragraph on page 20 indicating that the increase in asset management fees was offset by partial waivers of those fees by your advisor. Please revise your introduction to this section to discuss your advisor's policy with respect to waiving its fees and state whether management views these waivers as part of a trend or isolated incidents that are not expected to recur. Also, revise your discussion of results of operations to indicate the specific reason for waiver in each period presented.

Item 6. Executive Compensation, page 32

7.   We note your response to our prior comment number 41. Please include a footnote to the portion of the fee table related to asset management fees which explains the recent fee waivers granted by your advisor and emphasizes that your advisor is not required and may not continue to grant such waivers.

8.   Please revise your disclosure in connection with leasing commissions to explain that leasing commissions are only paid upon the establishment of new leases.

Part II

Exhibits

9.   We note from your disclosure on page 26 that your lease with CarMax represented over 10.43% of your base rents for 2005. Please file your agreement with CarMax as an exhibit or tell us why you believe you are not required to file it.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Direct any questions regarding the accounting comments to Yolanda Crittenden at (202) 551-3472, or Joshua Forgione, Assistant Chief Accountant, at (202) 551-3431. Direct any other questions to Amanda McManus at (202) 551-3412, or the undersigned at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director

cc (*via facsimile*):   Heath Linsky, Esq.
David Calhoun, Esq.
Morris, Manning and Martin LLP